

Mail Stop 4631

March 20, 2017

Via E-Mail
Mr. Paul Coulson
Chairman
ARD Finance S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
Europe

> **Re:** **ARD Finance S.A.**
> **Registration Statement on Form S-4**
> **Filed March 15, 2017**
> **File No. 333-216725**

Dear Mr. Coulson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc:  Via E-Mail
Richard B. Alsop, Esq.
David J. Beveridge, Esq.
Shearman & Sterling LLP